Collaborative Investment Series Trust 485BPOS

Exhibit 99.(p)(ix)

Goose Hollow Capital Management LLC	August 2021 Code of Ethics

1	INTRODUCTION

The “Code of Ethics Rule” of the Investment Advisers Act of 1940 (the “Advisers Act”) requires investment “Advisers” registered with the U.S. Securities and Exchange Commission (“SEC”) to adopt a written code of ethics. This code of ethics (the “Code”) sets forth standards of conduct expected for “Supervised Persons,” i.e., any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of Goose Hollow Capital Management LLC (the “Firm” or “Goose Hollow”) or any other person who provides investment advice on behalf of the Firm and is subject to the Firm’s supervision and control (hereafter, an “Employee”). The Code establishes the Firm’s and each Employee’s fiduciary duty to the Firm’s private funds, referred to herein as the “Clients”. The Code also addresses certain possible conflicts of interest and includes the Firm’s employee personal trading policy. The following standards of business conduct will govern the interpretation and administration of this Code:

●	The interests of Clients must be placed first at all times.

●	All investment transactions (including personal trading transactions) must be conducted consistent with this Code, and in such a manner as to avoid any actual or perceived conflict of interest, or any abuse of an Employee’s position of trust and responsibility.

●	Employees must not misrepresent the Firm or their role within the Firm.

●	Employees should not take inappropriate advantage of their positions with the Firm.

●	Employees must comply with all applicable “Federal Securities Laws.”[1]

The Code is designed to cover a variety of circumstances and conduct. However, no policy or procedure can anticipate every possible situation. Consequently, Employees are expected not only to abide by the letter of the Code, but also to aspire to its spirit by upholding the Firm’s fundamental ideals that include integrity, honesty and trust. The Code should be an active part of an Employee’s normal course of business.

The Firm may modify any or all of the policies and procedures set forth in the Code. Should revisions be made, Employees will receive written notification from the Chief Compliance Officer (along with any person who is delegated authority for compliance matters, the “CCO”). In the event that an Employee has any questions regarding his or her responsibilities under the Code, he or she must contact the CCO.

2	OVERSIGHT OF THE CODE

2.1	Acknowledgement of the Code

Each Employee must execute and return to the CCO the “Employee Acknowledgement of Receipt and Compliance Attestation” form attached hereto as Appendix A, upon hire and annually thereafter, certifying that he or she has read and understands the Code’s contents.

2.2	Reporting Violations

All Employees must promptly report any violations of the Code and any Federal Securities Laws to the CCO.

1 Federal Securities Laws means: the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Advisers Act of 1940, the Investment Company Act of 1940, Title V of the Gramm-Leach-Bliley Act and any rules adopted by the SEC under any of these statutes; and the Bank Secrecy Act as it applies to funds and investment advisers and any rules adopted thereunder by the SEC or the Department of the U.S. Treasury.

Goose Hollow Capital Management LLC	August 2021 Code of Ethics

2.3	Sanctions for Failure to Comply with the Code of Ethics

If it is determined that an Employee has committed a violation of the Code, the Firm may impose sanctions and/or take other action as deemed appropriate. These actions may include, among other things, disgorgement of profits, criminal or civil penalties, a letter of caution or warning, suspension or termination of employment, and/or notification to the SEC or other federal regulatory authority of the violations.

2.4	CCO’s Preclearance Requests

In all circumstances requiring pre-approval of an activity under the Code, one of the Managing Partners will provide pre-approval to the CCO according to the provisions of the Code.

3	EMPLOYEE SUPERVISION

Pursuant to Advisers Act Section 203(e), if an investment adviser fails to reasonably supervise an employee and that person violates the Federal Securities Laws, then the SEC may censure, limit the activities of, or revoke, the registration of the investment adviser. However, Section 203(e)(6) states that an investment adviser will not be deemed to have failed to reasonably supervise any person if the adviser has: (i) established procedures and a system for applying such procedures, that would reasonably be expected to prevent and detect, insofar as practicable, any such violation by such other person; and (ii) reasonably discharged the duties and obligations incumbent upon it by reason of such procedures and system without reasonable cause to believe that such procedures and system were not being complied with.

The Firm takes seriously its obligation to supervise its Employees. Accordingly, the Firm’s “Compliance Program,” which is comprised of the policies and procedures contained in the Manual and this Code, is designed to ensure that it reasonably supervises its Employees with a view to preventing violations of the Advisers Act and its rules, as well as other applicable Federal Securities Laws. The Firm expects each Employee who acts in a supervisory capacity to oversee any other Employee under his or her supervision in a manner consistent with the policies and procedures contained in the Compliance Program. the Firm’s management shall have overall responsibility for assigning supervisory responsibility. Any questions regarding the scope of this expectation should be brought to the attention of one of the Managing Partners.

Where CCO (or other managerial) approval is required for the Firm or an Employee to take certain actions, the CCO (or such other person) may deny or withhold approval if, in the CCO’s (or such other person’s) good faith determination, the proposed action by the Employee would not be in the best interests of the Firm and its Clients, or would otherwise violate applicable policies and procedures, contractual restrictions or laws and regulations.

The Firm routinely retains an independent third-party firm that conducts background checks on prospective employees (for example, confirming employment histories, disciplinary records, financial background and credit information) and contacts personal references. In addition, the Firm will not employ persons with a prior disciplinary history (for example, discipline regarding misappropriation, unauthorized trading, forgery, bribery or making unsuitable recommendations). However, should the Firm employ a person with a disciplinary history, the Firm will implement additional procedures so that the Firm is able to identify any misconduct by such person.

4	OVERSIGHT OF KEY SERVICE PROVIDERS

Generally, the Firm conducts initial due diligence and annual reviews of its third-party service providers that perform key services including, for example, portfolio administration, audit, custodial services, and brokerage services (a “Service Provider”). The nature and extent of the initial due diligence and the ongoing oversight is commensurate with the level of services provided and varies based on factors such as the nature of the service provided, the risk exposure, the importance of the services to the Firm’s operations, whether there are ready backups or alternatives, contract terms, the Service Provider’s experience and monitoring systems, the nature of any reporting provided to the Firm, the nature of any exceptions, the Firm’s relationship, knowledge and familiarity with the Service Provider and whether Client funds are at risk based on the service provided.

Goose Hollow Capital Management LLC	August 2021 Code of Ethics

Initial due diligence and ongoing oversight of Service Providers is primarily conducted by the Employees responsible for the engagement of a particular Service Provider but may include review and input from other functional areas or individuals. Additionally, as part of its Annual Compliance Review (see the Manual, Section X], the CCO will conduct an annual review of Service Providers.

The initial due diligence and annual reviews may include:

●	Completion of a Service Provider review questionnaire.

●	Review of summaries of the Service Provider’s policies and procedures that are relevant to the services provided to the Firm.

●	On-site visits to the Service Provider or in-person visits to by the Service Provider to the Firm by the Service Provider’s employees.

●	Receipt and review of a Service Provider’s SSAE 16 reports or other audits of relevant internal controls and processes.

●	Ongoing review and oversight of the Service Provider’s work product, including the escalation, review and remediation of any issues and breaches identified.

The CCO documents the results of annual Service Provider due diligence reviews.

5	WHISTLEBLOWER POLICY

5.1	Introduction

Pursuant to the Firm’s “Whistleblower Policy,” it is the responsibility of all Employees to comply with the Firm’s policies and procedures as well as applicable law and to report violations or suspected violations including, but not limited to, instances of financial impropriety or irregularity, dishonest activity or any other conduct that is prohibited by the Firm’s policies and procedures or applicable law. Employees making reports or complaints pursuant to this Whistleblower Policy will be protected from retaliation under the Firm’s Non-Retaliation Policy that is a part of this Whistleblower Policy. The Whistleblower Policy is intended to encourage and enable Employees to raise serious concerns within the Firm prior to seeking resolution outside of the Firm.

The Firm encourages Employees to share their questions, concerns, suggestions or complaints with someone who can address them properly. In most cases, an Employee’s direct supervisor is in the best position to address an area of concern. However, if an Employee is not comfortable speaking with his or her supervisor, or an Employee is not satisfied with his or her supervisor’s response, the Employee is encouraged to speak with the CCO.

All suspected violations will be investigated by the Firm. The CCO is responsible for promptly investigating and resolving all reported complaints or allegations of violations of the Firm’s policies and procedures and/or applicable laws. The CCO, at his discretion, may advise the CEO of any allegations. Any Employee filing a complaint concerning a violation or suspected violation of the Firm’s policies and procedures or applicable law must act in good faith and have reasonable grounds for believing that the information disclosed indicates a violation. Any allegation that proves to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Goose Hollow Capital Management LLC	August 2021 Code of Ethics

5.2	Non-Retaliation Policy

The Firm forbids retaliation against anyone who, in good faith, reports or complains, assists in making a complaint, or cooperates in an investigation of financial impropriety or irregularity, dishonest activity or any other conduct that is prohibited by the Firm’s policies and procedures or applicable law. Any Employee participating in an investigation is required to keep all interviews and other details of the investigation confidential to the fullest extent practicable and to refrain from discussing such matters with anyone, other than those individuals conducting or directing the investigation. Nothing in this policy prohibits an Employee from making a report, complaint, or charge to any governmental agency or from communicating with a governmental agency in connection with a report, complaint, or charge (see “SEC’s Whistleblower Program,” below). Any Employee who retaliates against another employee in violation of this policy will be subject to discipline, up to and including immediate termination.

5.3	SEC’s Whistleblower Program

The SEC’s “Whistleblower Program” provides monetary incentives for individuals to come forward and report possible violations of the Federal Securities Laws to the SEC. Under the SEC’s Whistleblower Program, eligible whistleblowers are entitled to an award of between 10% and 30% of the monetary sanctions for information that leads to a successful SEC action resulting in an order of monetary sanctions exceeding $1 million. An “eligible whistleblower” is a person who voluntarily provides the SEC with original information about a possible violation of the Federal Securities Laws that has occurred, is ongoing, or is about to occur. Employees are eligible for an award for information reported internally if the information is reported to the SEC (by either the Employee or the Firm) within 120 days of the Employee’s internal reporting. The Firm encourages Employees to follow the Firm’s Whistleblower Policy and to submit any inquiries regarding the SEC’s Whistleblower Program to the CCO.

6	CONFLICTS OF INTEREST GENERALLY

It is the Firm’s policy generally that all Employees act in good faith and in the best interests of the Firm. To this end, Employees must not put themselves or the Firm in a position that would create even the appearance of a conflict of interest. If you have any doubts or questions about the appropriateness of any interests or activities, you should contact the CCO. Any interest or activity that might constitute a conflict of interest under this Code must be fully disclosed to the CCO so that a determination may be made whether such interest or activity should be disclosed to Clients, disposed of, discontinued or limited. The following sections of this Code are designed to address the material conflicts of interest that Employees can expect to encounter in fulfilling their responsibilities to the Firm.

7	GIFTS AND ENTERTAINMENT

7.1	Gifts and Entertainment Policy

Employees giving or receiving gifts or entertainment to individuals or firms with whom the Firm does, or is likely to do, business with may give the appearance of a conflict of interest. the Firm’s “Gifts and Entertainment Policy” distinguishes between a gift and entertainment. A “Gift” is an item (or service) of value that a third party provides to an Employee (or an Employee to a third party) where there is no business communication involved in the enjoyment of the Gift. “Entertainment” contemplates that the giver participates with the recipient in the enjoyment of the item or service. Entertainment is only appropriate when used to foster and promote business relationships for the Firm.

Solicitation of Gifts and/or Entertainment from individuals or firms with whom the Firm does, or is likely to do, business with is unprofessional and is strictly prohibited. Employees also are prohibited from directly or indirectly making, soliciting or accepting any loans (for example, Crowdfunding loans) other than accepting personal loans from a recognized lending institution made in the ordinary course of business on usual and customary terms.

Goose Hollow Capital Management LLC	August 2021 Code of Ethics

7.2	Permissible Gifts

Employees may not receive a Gift from anyone with whom the Firm has or is likely to have any business dealings, except as follows:

●	Payment of out-of-town accommodation expenses by a sponsor of an industry, company or business conference held within the U.S. involving multiple attendees from outside the Firm where the Employee’s expenses are being paid by the sponsor on the same basis as other attendees. However, Employees are required to obtain the CCO’s pre-approval before accepting out-of-town accommodations or travel expenses.

●	A Gift given to an Employee from a business or corporate gift list on the same basis as other recipients of the sponsor and not personally selected for an Employee (for example, holiday gifts).

●	Gifts from a sponsor to celebrate or acknowledge a transaction or event that are given to a wide group of recipients and not personally selected for an Employee (for example, closing dinner gifts, Gifts given at an industry conference or seminar).

●	Employees may receive wedding, graduation or similar types of Gifts from Clients that in some cases may be difficult to return to the sender. The CCO will consider such Gifts on a case-by-case basis and determine whether such Gifts present a conflict of interest in light of the overall relationship with the Client.

7.3	Pre-Approval of Gifts

An Employee must receive the CCO’s pre-approval prior to giving or receiving a Gift with a value in excess of $250 per year on a cumulative basis to or from each person or firm with whom the Firm has or is likely to have business dealings. Furthermore, an Employee may under no circumstances receive or give cash or cash equivalent Gifts, such as gift cards, gift certificates, or any item that can be used as, or alongside, hard currency. If an Employee is unable to judge the value of a Gift, whether a Gift is considered a cash equivalent, or believes that the Entertainment may be excessive, he or she must contact the CCO for guidance. Additionally, all cash and cash equivalent gifts must be forfeited to the CCO who will decide the best course of action for disposing of the Gift which may include, but is not limited to, returning the Gift to the giver or donating the Gift to charity.

7.4	Permissible Entertainment

Meals and Entertainment customarily associated with ethical business practices that cannot be reasonably interpreted by others as constituting an inducement to take a particular action are permissible without the CCO’s pre-approval. Spouses and other family members may at times attend Entertainment events. Trends, unusually high frequency and the value of such situations should be monitored by the Employee to ensure that actual or apparent conflicts of interest are avoided. Employees are required to notify the CCO if any family members will be attending an Entertainment event.

7.5	Pre-Approval of Entertainment

As a general rule, Employees may not accept an invitation that involves Entertainment that is excessive (over $500) or not usual and customary. If an Employee believes Entertainment may be excessive or not usual or customary, he or she must obtain the CCO’s pre-approval.

7.6	Reporting of Gifts and Entertainment

Each Employee must notify the CCO promptly upon receiving or prior to giving a Gift or invitation for Entertainment. The CCO is responsible for recording the information on the Gift and Entertainment Log.

Goose Hollow Capital Management LLC	August 2021 Code of Ethics

7.7	Gifts and Entertainment Policy Quarterly Compliance Attestation

Employees are required to complete a Quarterly Compliance Attestation to confirm that they are complying with the Gifts and Entertainment Policy.

7.8	Charitable Donations

Employees may not make charitable donations in the Firm’s name or on its behalf without the CCO’s prior pre-approval. Employees may not solicit charitable donations from an employee of a broker-dealer, an investor, a prospective investor, an individual appointed by the Firm to serve as an independent director, a data provider, accounting firm, law firm, or any other person or entity that does or seeks to do business with or on behalf of Firm without the CCO’s pre-approval.

8	ANTI-BRIBERY POLICY AND PROCEDURES

8.1	Anti-Bribery Policy

The Firm’s “Anti-Bribery Policy” prohibits Employees from offering payments, or anything else of value, to a government official that will assist the Firm in obtaining or retaining business or securing any improper business advantage, including making, promising or offering bribes to maintain existing business relationships or operations. Anyone at the Firm found to be violating the Anti-Bribery Policy will be subject to disciplinary action, which may include termination. The Firm requires all Employees to report any suspicious activity that may violate the Anti-Bribery Policy to the CCO. An Employee’s failure to report known or suspected violations may itself lead to disciplinary action.

8.1.1	Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits individuals and companies from corruptly making or authorizing an offer, payment or promise to pay anything of value to a “Foreign Official”2 for the purpose of influencing an official act or decision to obtain or retain business. The FCPA applies to all Foreign Officials and all employees of state-owned enterprises. The definition of Foreign Official is broadly interpreted by the SEC and the U.S. Department of Justice both of whom enforce the FCPA’s prohibitions.

Under the FCPA, both the Firm and its Employees can be criminally liable for payments made to agents or intermediaries “knowing” that some portion of those payments will be passed on to (or offered to) a foreign official. The knowledge element required is not limited to actual knowledge but includes “consciously avoiding” the high probability that a third party representing the Firm will make or offer improper payments to a Foreign Official.

8.1.2	FCPA Red Flags

Investment advisers that engage foreign agents are expected to be attuned to any “red flags” in connection with the relationship, which may include:

●	The foreign country’s reputation for corruption;

●	Requests by a foreign agent for offshore or other unusual payment methods;

2 A “Foreign Official” includes: any officer or employee of or person acting in an official capacity for or on behalf of a foreign government or any department, agency, or instrumentality thereof, or of a public international organization; any employee or official of any court system, government regulatory or financial bodies, state-owned or controlled enterprises, and sovereign wealth funds; and foreign political parties and candidates for office.